# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Namib Minerals, CIK 0002026514
CUSIP: G63638103
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 71 Fort Street, P.O. Box 500, Grand Cayman, Cayman Islands (E9), KY1-1106
Date of event which requires filing of this statement: 06/05/2025
Filed by CIK 0002067240
Persons authorized to receive notices and communications: The Southern SelliBen Trust, c/o Three Rivers PTC Limited, Cone, Marshall Ltd, Fl 3 32 Mahuhu Crescent, Auckland Central, New Zealand (Q2), 1010, 64 9 307 3950

## Reporting persons
- The Southern SelliBen Trust (CIK 0002067240): type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); source of funds: other (OO); sole voting power 34,208,973; shared voting power 0; sole dispositive power 34,208,973; shared dispositive power 0; aggregate amount beneficially owned 34,208,973 (63.7% of the class)
- Three Rivers PTC Limited: type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); source of funds: other (OO); sole voting power 34,208,973; shared voting power 0; sole dispositive power 34,208,973; shared dispositive power 0; aggregate amount beneficially owned 34,208,973 (63.7% of the class)
  Comment: (1) Consists of 34,208,973 Ordinary Shares held directly by The Southern SelliBen Trust (the "SelliBen Trust"), of which Three Rivers PTC Limited ("Three Rivers") is the trustee. As trustee, Three Rivers exercises voting and investment control over the securities held by the SelliBen Trust.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Namib Minerals
Address of issuer's principal executive offices: 71 Fort Street, P.O. Box 500, Grand Cayman, Cayman Islands (E9), KY1-1106
Comment: This Statement on Schedule 13D (this "Statement") relates to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), of Namib Minerals, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the "Issuer"). The principal executive offices of the Issuer are located at 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106.

## Item 2. Identity and Background
Name of person filing: This Statement is being jointly filed by the Southern SelliBen Trust, a registered New Zealand foreign trust (the "SelliBen Trust"), and Three Rivers PTC Limited, a company organized in New Zealand and the trustee of the SelliBen Trust ("Three Rivers" and together with the SelliBen Trust, the "Reporting Persons"). Three Rivers, as trustee of the SelliBen Trust, has sole power to vote and dispose of the securities reported herein. Decisions at Three Rivers are made by majority decisions of a board of four directors consisting of Tulani Sikwila, the Chief Financial Officer of the Issuer, Jean-Christophe Hocke, Alexandra Neal and Claire Judith Cooke.
Residence or business address: The address of the Reporting Persons is Cone Marshall Limited, Floor 3, 32 Mahuhu Crescent, Auckland Central, New Zealand.
Present principal occupation or employment: The SelliBen Trust was established as a trust for the benefit of the family of Mzilikazi Godfrey Khumalo. Three Rivers was established to be the trustee of the SelliBen Trust.
Criminal convictions in the last five years: None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The SelliBen Trust is a registered New Zealand foreign trust. Three Rivers is a company organized in New Zealand.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The SelliBen Trust received the securities reported herein on June 5, 2025 as consideration in connection with the Business Combination (as defined below) involving the Issuer. Item 4 of this Statement provides a general overview of the Business Combination and summarizes the certain provisions of the Business Combination Agreement and Registration Rights Agreement (each as defined below) that pertain to the Ordinary Shares acquired by the SelliBen Trust and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Business Combination

On June 17, 2024, the Issuer, Red Rock Acquisition Corporation, a Delaware corporation formerly known as Hennessy Capital Investment Corp. VI, Midas SPAC Merger Sub Inc., a Delaware corporation, Cayman Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of the Cayman ("Company Merger Sub"), and Greenstone Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands ("Greenstone"), entered into a Business Combination Agreement (the "Business Combination Agreement").

On June 5, 2025 (the "Closing Date"), the transactions (collectively, the "Business Combination") contemplated by the Business Combination Agreement were consummated (the "Closing"). As a result of the Business Combination, among other things, Company Merger Sub merged (the "Company Merger") with and into Greenstone with Greenstone being the surviving entity of the Company Merger and becoming a wholly-owned subsidiary of the Issuer and the SelliBen Trust received 34,208,973 Ordinary Shares and the right to receive 21.0 million of additional Ordinary Shares in contingent consideration, subject to the achievement of certain operational milestones of the Issuer over an eight-year period after the Closing Date, in exchange for its equity interests in Greenstone.

After consummation of the Business Combination, the board of directors and management of the Issuer was comprised of the following individuals: (1) Tulani Sikwila, Chief Financial Officer and Director; (2) Ibrahima Tall, Chief Executive Officer and Director; (3) Siphesihle Mchunu, General Counsel and Director; (4) Molly P. Zhang (aka Peifang Zhang), Director; (5) Dennis A. Johnson, Director; and (6) Tito Botelho Martins Junior, Director. In connection with Closing, the board of directors of the Issuer, consisting of Messrs. Sikwila, Tall and Mchunu, appointed Ms. Zhang and Messrs. Johnson and Martins as directors.

In connection with Closing, the Issuer adopted the Second Amended and Restated Memorandum and Articles of Association.

Registration Rights and Lock-up Agreement

In connection with Closing, the SelliBen Trust entered into a Registration Rights and Lock-up Agreement (the "Registration Rights Agreement") with the Issuer and certain other shareholders of the Issuer (collectively with the SelliBen Trust, the "Holders") pursuant to which, among other things, the Issuer granted the Holders customary demand and piggyback registration rights. In addition, certain of the Holders, including the SelliBen Trust, agreed not to transfer for a period of 12 months after the Closing Date any equity in the Issuer acquired by such person in connection with the Business Combination, including the 34,208,973 Ordinary Shares the SelliBen Trust received as a result of the Business Combination (such equity, "Lock-up Shares"), subject to exceptions, provided that (x) 50% of the Lock-up Shares will be released on such date on which the last reported sale price of the Ordinary Shares equals or exceeds $12.50 per Ordinary Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date; and (y) the other 50% of the Lock-up Shares will be released on the date on which the last reported sale price of the Ordinary Shares equals or exceeds $15.00 per Ordinary Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date.

General

The Reporting Persons acquired the securities described in this Statement in connection with the Closing and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer or retain or sell or otherwise dispose of all or a portion of the securities then held, in the open market or in privately negotiated transactions or otherwise. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. The Reporting Persons have no current intent to propose any such transaction or other action, and there can be no assurance that any such transaction or other action, if proposed, would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own 34,208,973 Ordinary Shares representing 63.7% of such Ordinary Shares. Such Ordinary Shares are held of record by the SelliBen Trust, and Three Rivers, as the trustee of the SelliBen Trust, has sole power to vote and dispose of all of the Ordinary Shares reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons beneficially own 34,208,973 Ordinary Shares representing 63.7% of such Ordinary Shares. Such Ordinary Shares are held of record by the SelliBen Trust, and Three Rivers, as the trustee of the SelliBen Trust, has sole power to vote and dispose of all of the Ordinary Shares reported herein.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Statement is incorporated by reference herein. Except as described in Item 4 of this Statement, the Reporting Persons have not engaged in any transactions in the Ordinary Shares in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Statement summarizes certain provisions of the Business Combination Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Statement and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A -- Joint Filing Agreement among the Reporting Persons, dated June 11, 2025.

Exhibit B -- Business Combination Agreement, dated as of June 17, 2024, by and among Red Rock Acquisition Corporation, Namib Minerals, Midas SPAC Merger Sub Inc., Cayman Merger Sub Ltd., and Greenstone Corporation (incorporated by reference to Annex A-1 to Namib Minerals' Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).

Exhibit C -- Amendment No. 1 to the Business Combination Agreement, dated as of December 6, 2024, by and among Red Rock Acquisition Corporation, Namib Minerals, Midas SPAC Merger Sub Inc., Cayman Merger Sub Ltd., and Greenstone Corporation (incorporated by reference to Annex A-2 to Namib Minerals' Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).

Exhibit D -- Amendment No. 2 to the Business to the Business Combination Agreement, dated as of April 14, 2025, by and among Red Rock Acquisition Corporation, Namib Minerals, Midas SPAC Merger Sub Inc., Cayman Merger Sub Ltd., and Greenstone Corporation (incorporated by reference to Annex A-3 to Namib Minerals' Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).

Exhibit E -- Registration Rights and Lock-up Agreement, dated as of June 5, 2025, by and among Namib Minerals, Hennessy Capital Partners VI LLC, Red Rock Acquisition Corporation, and each of the securityholders party thereto (incorporated by reference to Exhibit 4.7 to Namib Minerals' Shell Company Report on Form 20-F filed on June 11, 2025).

Exhibit F -- Second Amended and Restated Memorandum and Articles of Association of Namib Minerals (incorporated by reference to Exhibit 1.1 to Namib Minerals' Shell Company Report on Form 20-F filed on June 11, 2025).

## Signatures
- The Southern SelliBen Trust: /s/ Tulani Sikwila, Tulani Sikwila/Director (06/11/2025)
- Three Rivers PTC Limited: /s/ Tulani Sikwila, Tulani Sikwila/Director (06/11/2025)